QuickLinks -- Click here to rapidly navigate through this document

File No. 70-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

E.ON AG
E.ON—Platz 1
40479 Dusseldorf
Germany

LG&E Energy Corp.
220 West Main Street
Louisville, Kentucky 40202

(Name of companies filing this statement and addresses of principal executive offices)

E.ON AG
(Name of top registered holding company parent of each applicant or declarant)

Dr. Guntram Wuerzberg
Vice President General Legal Affairs
E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany
Telephone: 011-49-211-4579-388
Facsimile: 011-49-211-4579-610

(Names and addresses of agents for service)

The Commission is also requested to send copies
of any communication in connection with this matter to:

Peter D. Clarke
Debra J. Schnebel
Jones Day
77 West Wacker
Chicago, IL 60601-1692
Telephone: 312-782-3939
Facsimile: 312-782-8585

i

ITEM 1.    DESCRIPTION OF THE PROPOSED TRANSACTION

  A.
  Introduction and General Request

        In this application, E.ON AG ("E.ON") and LG&E Energy Corp. ("LG&E Energy" and, together with E.ON, the "Applicants") request an extension of the deadline set by the order of the Securities and Exchange Commission (the "Commission") in Holding Company Act Release No. 27539 (June 14, 2002) (the "Acquisition Order") to divest E.ON's interest in CRC-Evans International, Inc. and its subsidiaries1. The CRC-Evans Companies are indirect, wholly-owned subsidiaries of E.ON, which provide specialized equipment and services for construction of crude oil, natural gas, refined product and water pipelines worldwide.

        By applications filed on Form U-1 in File Nos. 70-9961 and 70-9985, E.ON sought authorization to acquire Powergen plc ("Powergen"), a registered holding company, and other authorizations under the Public Utility Holding Company Act of 1935 (the "Act") related to E.ON's activities as a registered holding company after its acquisition of Powergen. The Commission authorized E.ON's acquisition of Powergen in the Acquisition Order. E.ON completed the acquisition of Powergen on July 1, 2002 and registered as a holding company on that day.

        On December 11, 2000, Powergen acquired LG&E Energy2, an exempt holding company under the Act, pursuant to the Commission's order in Holding Company Act Release No. 27291 (December 6, 2000) (the "Powergen Order"). In the Powergen Order the Commission reserved jurisdiction over the retention pursuant to Section 11(b)(1) of the Act of the CRC-Evans Companies.

        In the application filed on Form U-1 in File No. 70-9671 relating to Powergen's acquisition of LG&E Energy, applicants thereto committed to take appropriate steps to divest CRC-Evans International Inc. and its subsidiaries within three years after the date of the order in such proceeding or to file a post-effective amendment to the application in such proceeding no later than June 30, 2001 seeking to justify the retention of such companies. No such post-effective amendment was filed.

        In the application filed on Form U-1 in File No. 70-9961, Applicants committed to take appropriate steps to divest these companies within three years after the date of the Powergen Order, or by December 11, 2003. In the Acquisition Order, the Commission reserved jurisdiction over the retention of the CRC- Evans Companies.

        In this Application, Applicants seek an extension of the divestiture deadline until December 31, 2005.

  B.
  The CRC-Evans Companies

        The CRC-Evans Companies are indirect, wholly-owned subsidiaries of LG&E Energy. The CRC-Evans Companies are the leading provider of specialized equipment and services that are used by pipeline construction contractors in the construction of crude oil, natural gas, refined product and water pipelines worldwide. They rent and sell equipment used in the field to bend, prepare and weld pipe; provides ditch padding equipment; provides post-weld field services including joint coating, heat treatment and inspection; and sells custom-designed pipe coating, welding and handling systems for fixed installations and pipe lay barges. The CRC-Evans Companies are particularly well known for its proprietary automatic welding equipment.

        The CRC-Evans Companies serve the worldwide pipeline construction industry through four primary business units: Pipeline Equipment, Automatic Welding, Pipeline Induction Heat ("PIH") and PIH Services.

  The Pipeline Equipment Division designs, manufactures, rents and sells pipeline construction equipment used in the field including pipe bending machines, bending mandrels and sets, pipe facing machines, internal line-up clamps, ditch padding machines and other pipeline equipment. It manufactures and sells custom-designed systems such as pipe coating plants, double jointing systems, concrete coating plants and pipe lay barge equipment, and sells general supplies and small equipment used in pipeline construction. Equipment is typically rented to North American customers and sold to customers outside North America.

  The Automatic Welding Division designs, rents and sells automatic welding systems capable of accommodating pipe diameters from 4 to 60 inches and wall thickness in excess of 1 inch. Welding systems are generally provided on a rental basis; however, some components are also offered for sale.

(1)
The subsidiaries of CRC-Evans International, Inc. include: CRC-Evans Pipeline International, Inc.; CRC-Evans Weighting Systems Inc. (formerly known as CRC-Key, Inc.); CRC-Evans B.V.; CRC-Evans Canada Ltd.; PIH Holdings Ltd.; and Pipeline Induction Heat Ltd. (collectively, the "CRC-Evans Companies").

(2)
LG&E Energy owns two public utility subsidiaries: Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU").

  The PIH Division, which operates worldwide, provides pipe joint coating equipment and services and rents post-weld pipeline heat treatment equipment.

  The PIH Services Division provides heat treatment equipment and services for the power generation, refining and petrochemical industries. It also provides post-weld pipeline inspection and non-destructive testing and general industrial third-party inspection services. The PIH Services Division operates in the Middle East, the Caspian region and the U.K.

        The CRC-Evans Companies are headquartered in Houston, Texas, and have facilities in North America, Europe and the Middle East.

  C.
  Divestiture Efforts regarding CRC-Evans Companies.

        Applicants have made a concerted effort to dispose of the CRC-Evans Companies. However, the depressed market conditions in the pipeline construction industry has had a negative impact on the marketability of the CRC-Evans Companies.

        In early 2001, LG&E Energy sought to dispose of its interest in the CRC-Evans Companies. LG&E Energy engaged the firm of Dresdner Kleinwort Wasserstein to manage the divestiture process. Over 80 prospective purchasers were contacted. Of those, only three advanced to the indicative bid stage. Their bids reflected limited interest, at best. The CRC-Evans Companies then experienced an even further erosion of their business prospects and LG&E Energy became concerned as to whether it would be possible to close any sale in that climate. The decision was made to defer the sale until the business cycle improved (expected to occur in 2003) and to initiate a restructuring plan for CRC. The restructuring involved the discontinuance of under-performing product lines, headcount reductions, consolidation of office space, appointment of a new management team and limitations on capital expenditures.

        In January 2003, LG&E Energy again began the process for the divestiture of the CRC-Evans Companies with interviews of four potential advisors. Simmons & Company International ("Simmons"), which has the #1 market share in oil service M&A transactions, was engaged to manage the divestiture process on E.ON's behalf. Simmons and LG&E Energy conducted a broad marketing process for the CRC-Evans Companies. However, none of the numerous industry players that were contacted expressed any interest in pursuing the acquisition. As a result of the industry downturn, as well as other factors discussed below, these businesses now lack sufficient capital or desire to effect a purchase of the CRC-Evans Companies at this time. This eliminated a significant pool of potential buyers. There remained only a handful of financial firms which expressed interest and that interest was based upon pricing that is opportunistic to take advantage of a forced sale rather than at pricing which reflects the long-term value of the CRC-Evans Companies. The bid process is discussed in more detail in Exhibit B to this Application.

        As discussed in more detail below, the current environment in the pipeline construction industry is a challenging one in which to market the CRC-Evans Companies. The cyclicality of the industry has been exacerbated by financial and operational difficulties of several major U.S. energy companies and by the political and economic uncertainties in the Middle East. Thus, as discussed above and further discussed in Exhibit B, the level of interest by potential buyers is depressed, as well as the perceived value of the CRC-Evans Companies. Current market conditions may render the sale of the CRC-Evans Companies impractical, and in any event may not permit the recovery of a fair value for the business.

        Although the overall weakness in the market is expected to continue into 2004, industry sources suggest that activity levels in the pipeline industry should improve as the industry recovers from a cyclical trough and liquidity issues. Thus, Applicants request that the Commission issue an order authorizing an extension of the time to accomplish divestiture of the CRC-Evans Companies until December 31, 2005.3

  D.
  Pipeline Construction Industry

        Pipeline construction is a cyclical business driven by consumer demand for energy and the location and development of supply resources. After robust growth from 1996 through 1998, activity slowed in North America in 1999 and 2000 and international projects also began to experience delays.

(3)
A similar authorization granting extension of the time to accomplish divestiture was granted to Dominion Resources, Inc. in Holding Company Act Release No. 27644 (January 28, 2003).

        According to statistics published by "Pipe Line and Gas Industry" and "Pipe Line and Gas Technology", total world pipeline construction has declined 36% from 23,397 miles in 1998 to 14,937 miles in 2002. U.S. construction, where the CRC-Evans Companies have a leading market position, has continually declined 30% from 7,177 miles in 1998 to 5,043 miles in 2002, and the forecast is for a further 13% decline in 2003 to 4,368 miles. Overall weakness in the market is expected to continue into 2004. A recovery in activity levels is expected to occur as construction backlog builds up and momentum is created by far-north construction in Canada.

        Outside the U.S., construction has declined 35% from 15,220 miles in 1998 to 9,894 miles in 2002. Canadian pipeline construction, another key market for the CRC-Evans Companies, is in a deep depression, and it is expected that there will be no meaningful recovery in 2004. Business problems of TransCanada, the dominant player, have also had a great depressive impact on construction in Canada. A revival is not expected to occur until the start of Arctic construction from the Mackenzie Valley in 2005 or later.

        The overall climate influencing the world pipeline construction activity and outlook is one of uncertainty. According to Pipeline & Gas Journal ("PL&GJ"), internationally, adverse factors are "the war in Iraq, continued unrest in the Middle East, and political and economic upheaval in Central and South America and elsewhere." PL&GJ further reports that, though there are some positives, such as increased development of LNG and the regulations against flaring of natural gas in Africa, "the combined effect of these adverse factors has sharply reduced new construction starts and planned construction programs. In budgeting and planning during these times of economic uncertainty, pipeline operators are reluctant to commit to costly long-term projects. One reason for that is the poor financial condition of American pipeline companies that previously invested in foreign projects."

        In the U.S., the industry is in a cyclical trough, exacerbated by major uncertainties and operating problems being experienced by certain major energy companies, e.g. Enron, Williams, Duke, El Paso, some of whose problems originated in their non-pipeline businesses. Nonetheless, significant pipeline system assets have been sold to shore up weakened cash flow. While 2003 was originally forecasted to be a year of modest recovery, the above adversities have caused a number of significant projects originally scheduled for 2003 to be deferred, and the overall level of construction to decrease from the 2002 level.

        Declining worldwide construction has adversely impacted the business of the CRC-Evans Companies from 1998 to present. Profitability is especially impacted by the present weakness in the North American market. The North American market, characterized by a very profitable pipeline equipment rental market, has historically been a major contributor to the company's earnings. In addition, Canada has been a disproportionately heavy contributor to the earnings of the company's Automatic Welding Division. Automatic welding has been specified for virtually all large-diameter projects in Canada for some years, and the CRC-Evans Companies have been the dominant supplier of this equipment for construction in Canada.

  E.
  E.ON's Commitment to Divestiture Program

        In its application in File No. 70-9961, E.ON has committed to divest a number of its businesses which are not energy-related businesses. For example, E.ON committed to divest its interests in an oil company (VEBA Oel AG), distribution and logistics companies (Stinnes AG and Kloeckner & Co. AG), an aluminum company (VAW Aluminium AG) and a silicon wafer manufacturer (MEMC Electronic Materials Inc.) within three years of the date of its completion of the acquisition of Powergen. E.ON also committed to divest its interests in a chemical company (Degussa AG) and a real estate business (Viterra AG) within five years of the date of its completion of the acquisition of Powergen. Many of these divestitures have been completed and others are currently under way. In particular, the divestitures of VEBA Oel, VAW Aluminium, Kloeckner & Co. and MEMC have already occurred. The sale of E.ON's 65.4% interest in Stinnes to Deutsche Bahn AG as part of a public takeover bid was announced on August 12, 2002. The sale of E.ON's 45.4% interest in Schmalbach Lubeca AG to Ball Corp. was announced on August 30, 2002. During 2002 Degussa AG sold a number of non-core businesses. Effective January 31, 2003, E.ON sold 18.08% of its interest in Degussa AG.4 In early 2003 Viterra AG sold Viterra Contracting. In April 2003 Viterra AG reached agreement to sell 100% of its ownership interest in Viterra Energy Services. These divestitures demonstrate E.ON's strong motivation to complete its transformation into a leading global integrated energy and utility company and to follow through on the divestiture commitments that it has made.

(4)
E.ON retains a 46.48% interest in Degussa AG.

        In the case of the divestiture of the CRC-Evans Companies, LG&E Energy had implemented a plan to dispose of its investment in the CRC-Evans Companies. Applicants did not anticipate the continued cyclical trough in the pipeline construction industry, which was exacerbated by the financial and operational difficulties of several major energy companies and the political and economic uncertainty in the Middle East. Consequently, Applicants did not seek a longer period for the divestiture of the CRC-Evans Companies in E.ON's application for the acquisition of Powergen. Given that E.ON's aggregate investment in the CRC-Evans Companies is not material to the overall performance of E.ON,5 the retention of this interest for the extended divestiture period will not have an adverse effect on E.ON, its investors, consumers or the public interest, and also given the Commission precedent authorizing similar extensions of divestiture periods, the proposed extension of the divestiture deadline is reasonable, appropriate and consistent with the protected interests under the Act.

ITEM 2.    FEES, COMMISSIONS AND EXPENSES

        The fees, commissions and expenses incurred or to be incurred in connection with this Application are estimated at approximately $15,000. Such amount does not include any fees and expenses which may be incurred in connection with the divestiture of the CRC-Evans Companies.

ITEM 3.    APPLICABLE STATUTORY PROVISIONS

        A.    Discussion.

        Section 10 of the Act governed E.ON's acquisition of Powergen, as well as Powergen's acquisition of LG&E Energy, and the divestiture condition was authorized by Section 10(e) of the Act. The retention of these businesses during the extended divestiture period will not detract from the management of either the holding company system or its integrated public utility company system operations.

        The extension of the divestiture deadline also is not detrimental to the interest of investors, consumers or the public interest. Indeed, as discussed above, by delaying the sale of the CRC-Evans Companies until the market conditions in the pipeline construction industry have recovered, investors could benefit by the realization of a fair value for the business.

        Furthermore, the extension of the deadline for the divestiture of the CRC-Evans Companies is consistent with Commission precedent. For example, in Dominion Resources, Inc., Holding Company Act Release No. 27644 (Jan. 28, 2003), the Commission extended the initial three-year period for the divestiture of the holdings of Dominion Capital, Inc. ("DCI") for an additional three years. In that order the Commission notes that Dominion Resources, Inc. "states that its efforts to divest itself of DCI have been frustrated by the economic recession, low interest rates, and the diverse assets held by DCI." Similarly, the economic conditions and the depressed activity in the pipeline construction industry have frustrated the efforts of the Applicants to divest the CRC-Evans Companies.

        Consequently, Applicants respectfully submit that the Commission should authorize the proposed deadline extension.

  B.
  Rule 54 Analysis.

        Rule 54 provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators, as defined in Section 32(a) of the Act ("EWGs"), or foreign utility companies, as defined in Section 33(a) of the Act ("FUCOs"), the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. E.ON satisfies all of the conditions of Rule 53 except Rule 53(a)(1).

        As of June 30, 2003, E.ON's "aggregate investment," as defined in Rule 53(a)(l), in EWGs and FUCOs was approximately $12.5 billion. This amount is within the authorization granted to E.ON in the Acquisition Order. In the Acquisition Order, the Commission authorized E.ON to invest up to $25 billion, plus an additional $35 billion from proceeds of divestments, in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). There has been no material change in the facts or circumstances surrounding E.ON's capitalization since the Acquisition Order was issued.

        At June 30, 2003, E.ON's common equity as a percentage of capitalization was 53.8%. The common equity ratios of LG&E and KU as of June 30, 2003 were 46.8% and 53.6%, respectively.

(5)
For the fiscal year ended December 31, 2002, the CRC-Evans Companies had total revenues of approximately $92.8 million and net income of approximately $4.6 million. LG&E Energy has made no additional investment in the CRC-Evans Companies since December 11, 2000, other than an increase of approximately $15.7 million in principal amount of intercompany loans as of August 31, 2003.

        LG&E and KU and their respective customers will not be adversely impacted by the requested relief. The authorization requested in this Application will not have a material adverse affect on the consolidated capitalization or retained earnings of E.ON and will not adversely affect the capitalization or retained earnings of LG&E or KU. The requested authorization, considered in conjunction with the effect of the capitalization and earnings of E.ON's EWGs and FUCOs, will not have a material adverse effect on the financial integrity of the E.ON system, or an adverse impact on E.ON's public-utility subsidiaries, their customers or the ability of the state commissions to protect the utility customers within their respective states.

        E.ON currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the E.ON's system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing.

ITEM 4.    REGULATORY APPROVALS

        No state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

ITEM 5.    PROCEDURE

        Applicants respectfully request that the Commission proceed forthwith to issue a notice with regard to the transaction proposed herein and that it issue an order granting the application as soon after the conclusion of the notice period as is practicable.

        Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the application and consent to the Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.    EXHIBITS AND FINANCIAL STATEMENTS

        Exhibits

Exhibit No.	Description of Document
A	Proposed Form of Notice
B	Letter of Simmons & Company International regarding bid process (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

        Financial Statements

Exhibit No.	Description of Document
Not Applicable

ITEM 7.    INFORMATION AS TO ENVIRONMENTAL EFFECTS

        The proposed transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

E.ON AG
By:	/s/ ULRICH HUEPPE
Name:	Ulrich Hueppe
Title:	General Counsel and Executive Vice President
Date:	October 8, 2003
By:	/s/ GUNTRAM WUERZBERG
Name:	Guntram Wuerzberg
Title:	Vice President General Legal Affairs
Date:	October 8, 2003
LG&E ENERGY CORP.
By:	/s/ S. BRADFORD RIVES
Name:	S. Bradford Rives
Title:	Chief Financial Officer
Date:	October 8, 2003

QuickLinks

TABLE OF CONTENTS
SIGNATURES